[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 1, 2015

Via EDGAR

Sonia Gupta Barros

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Seritage Growth Properties
Registration Statement on Form S-11
Filed April 1, 2015
File No. 333-203163

Dear Ms. Barros:

On behalf of our client, Seritage Growth Properties (“Seritage” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 21, 2015, regarding the Company’s Registration Statement on Form S-11 (the “Registration Statement”) filed on April 1, 2015. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, five copies of Amendment No. 1 marked by the financial printers to show the revisions have been delivered to your attention.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 1.

General

1.	We note your responses to comment 1 in our letter dated February 20, 2015 and comment 1 in our letter dated March 27, 2015. We continue to evaluate your responses.

Response: The Company acknowledges that the Staff continues to evaluate these responses, and advises the Staff that the Company and its counsel are available to answer any further questions the Staff may have or provide any further information the Staff may request regarding these comments.

U.S. Securities and Exchange Commission

May 1, 2015

2.	We note your disclosure that General Growth Properties, Inc. will purchase shares in a concurrent private offering. Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 33-8828 (Aug. 10, 2007) for guidance.

Response: The Company believes that, in accordance with the interpretive guidance provided in Securities Act Release No. 33-8828 (the “Release”), the concurrent private placement to an affiliate of General Growth Properties, Inc. (“GGP”), should not be integrated with the rights offering for the reasons set forth below.

The Release provides a framework for analyzing potential integration issues in the context of concurrent private and public offerings. In the Release, the Commission confirmed its position that the filing of a registration statement does not, in itself, eliminate a company’s ability to engage in a concurrent private offering, whether it is commenced before or after the filing of the registration statement. The Release provides that:

“the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4[(a)](2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4[(a)](2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are ‘qualified institutional buyers’ as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4[(a)](2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement. For example, if a company files a registration statement and then seeks to offer and sell securities without registration to an investor that became interested in the purportedly private offering by means of the registration statement, then the Section 4[(a)](2) exemption would not be available for that offering. On the other hand, if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[(a)](2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[(a)](2) exemption for that private

U.S. Securities and Exchange Commission

May 1, 2015

placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4[(a)](2) while the registration statement for a separate public offering was pending.” The Release, p.55-56.

The Staff subsequently confirmed the interpretive guidance provided in the Release in Compliance and Disclosure Interpretations—Securities Act Sections, Question 139.25 (the “C&DI”). In the C&DI, the Staff confirmed that, “under appropriate circumstances, there can be a side-by-side private offering under Securities Act Section 4[(a)](2) or the Securities Act Rule 506 safe harbor with a registered public offering without having to limit the private offering to qualified institutional buyers and two or three additional large institutional accredited investors, as under the Black Box (June 26, 1990) and Squadron, Ellenoff (Feb. 28, 1992) no-action letters issued by the Division, or to a company’s key officers and directors, as under our so-called ‘Macy’s’ position.”

Based on the guidance set forth in the Release, the Company believes that the Section 4(2) exemption is available for the concurrent private placement to GGP because the common shares to be sold to GGP in the concurrent private placement were not, and will not be, offered by means of a general solicitation, whether in the form of the Registration Statement or otherwise. GGP has a substantive, pre-existing relationship with Sears Holdings Corporation (“Sears Holdings”) through its operation of properties at which Sears Holdings’ stores are located. GGP, Sears Holdings and the Company entered into negotiations with respect to the GGP JV and GGP’s investment prior to the public filing of the Registration Statement and GGP was neither identified nor contacted through the marketing of the public offering of common shares of the Company, and GGP did not independently contact the Company as a result of the Registration Statement. As such, the Company did not identify or contact the purchaser in the concurrent private placement through a general solicitation by means of the Registration Statement or otherwise.

Furthermore, GGP is a multi-billion dollar market capitalization, publicly traded company that the Company believes (1) is sufficiently experienced in financial and business matters and is capable of evaluating the merits and risks involved in the proposed investment in the Company and making an informed investment decision, (2) has the ability to bear the economic risk of the proposed investment in the Company, (3) has been furnished with materials relating to the business, operations, financial condition, assets and liabilities of the Company and other matters relevant to its investment in the Company and (4) has had adequate opportunity to ask questions of, and receive answers from, representatives of the Company concerning the business, operations, financial condition, assets and liabilities of the Company and other matters relevant to its investment in the Company.

U.S. Securities and Exchange Commission

May 1, 2015

Based on the foregoing, the Company believes that the concurrent private placement of common shares of the Company to a sophisticated investor that has had access to appropriate information regarding the Company and its investment is exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) and should not be integrated with the proposed public offering of rights to purchase common shares of the Company.

In addition, the Company believes that the foregoing analysis also applies to the purchase of common shares by an affiliate of Simon Property Group, Inc. (“Simon”) in a concurrent private placement. Like GGP, Simon has a substantive, pre-existing relationship with Sears Holdings through its operation of properties at which Sears Holdings’ stores are located; Simon, Sears Holdings and the Company entered into negotiations with respect to the Simon JV and Simon’s investment prior to the public filing of the Registration Statement and Simon was neither identified nor contacted through the marketing of the public offering of common shares of the Company, and Simon did not independently contact the Company as a result of the Registration Statement; and the Company believes that Simon is a sophisticated investor that has had access to appropriate information regarding the Company and its investment. Therefore, the Company believes that Simon’s investment is exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) and should not be integrated with the proposed public offering of rights to purchase common shares of the Company.

3.	Please tell us how you complied with Regulation S-X, or tell us how you determined it was not necessary to provide audited financial statements for your acquisition of the 50% investment in the GGP JV. In addition, please tell us what financial information you plan to provide in a subsequent amendment regarding these additional 12 properties.

Response: The Company has updated the audited Combined Statement of Investments of Real Estate Assets on pages F-2 through F-19 of Amendment No. 1 to include the GGP JV, Simon JV and Macerich JV properties. Going forward, the Company will continue to assess the significance of unconsolidated real estate affiliates in accordance with Regulation S-X.

U.S. Securities and Exchange Commission

May 1, 2015

Questions and Answers about the Company and the Rights Offering, page 6

What is the GGP JV?, page 11

4.	Please revise your filing to disclose the amount that the registrant will pay Sears Holding for the 50% investment in the GGP JV.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 11 and 81 of Amendment No. 1.

5.	Please expand your disclosure of the GGP JV in an appropriate section of the prospectus to describe its terms in additional detail, including greater detail on the operation of the joint venture, the fees to be paid to GGP and the number or percentage of properties not leased to Sears. Please also include the joint venture agreement and the JV Master Lease as exhibits to the registration statement or tell us why they are not required to be filed.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 80 through 82 of Amendment No. 1, which also includes additional disclosure regarding the Simon JV and the Macerich JV.

The Company respectfully advises the Staff that it believes that the joint venture agreements with each of GGP, Simon and Macerich, and each of the JV Master Leases, are not required to be filed pursuant to Item 601 of Regulation S-K. The Company has considered each of these agreements and determined that it has been entered into in the ordinary course of the business to be conducted by the Company, which will be to lease retail and potentially other types of properties to third parties directly or through joint venture or other arrangements with third party property owners. Each of the joint venture agreements contemplates an arrangement governing the Company’s relationship with a joint owner of retail properties, and each of the JV Master Leases governs the terms of the lease of those properties to third parties (in this instance, on terms that are similar to the terms of the Master Lease). Furthermore, the Company has considered each of these agreements and determined that it not material to the Company in amount or significance and is not a contract upon which the Company’s business is substantially dependent. The Company believes that its interest in the rental income to be received by each of the joint ventures will not constitute a material portion of its expected income and its interest in the assets of each of the joint ventures will not constitute a material portion of its assets.

U.S. Securities and Exchange Commission

May 1, 2015

Unaudited Pro Forma Consolidated Financial Data, page 62

6.	We note your response to comment 9 in our letter dated January 16, 2015 and your response to comment 4 in our letter dated February 20, 2015. We are unable to concur with your determination that it is appropriate to account for the assets to be acquired from Sears Holdings at historical cost. Please revise your filing accordingly. Alternatively, if you continue to believe that historical cost is appropriate, please provide additional information supporting your conclusion.

Response: In response to the Staff’s comment, the Company has revised pages 65 and 68 of Amendment No. 1 to reflect that the assets to be acquired from Sears Holdings will be accounted for at fair value.

Notes to Unaudited Pro Forma Consolidated Financial Information, page 65

7.	We note your adjustment (g). Please revise your filing to disclose how you will account for your acquisition of your 50% investment in the GGP JV. Additionally, within your response, please tell us your basis in U.S. GAAP for such accounting.

Response: In response to the Staff’s comment, the Company has revised pages 65 and 68 of Amendment No. 1 to disclose that we will account for our acquisition of the 50% investment in the GGP JV, Simon JV and Macerich JV at fair value. The Company determined that it was appropriate to apply FASB Accounting Standards Codification 805 Business Combinations to the accounting for our acquisition of the JV interests.

Business and Properties, page 72

8.	We note your disclosure that “a few” of the Acquired Properties are subject to ground leases. Please quantify the number of properties subject to ground leases.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 1, 2, 6, 34, 72 and 77 of Amendment No. 1.

Unrelated Third-Party Leases, page 74

9.	We note your disclosure that in the event that the lease agreement between Sears Holdings and Lands’ End terminates, Sears Holdings will be obligated to pay the base rent of the affected properties to you. Please revise to clarify that the determination of base rent is dictated by the terms of the Master Lease.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 79 of Amendment No. 1.

10.	In addition, we note your disclosure on page 88 that there are 73 Lands’ End locations. Please consider providing disclosure on the amount and percentage of total annual rent the Lands’ End leases account for and the amount of rent that would be reduced in the event that the lease agreement between Sears and Lands’ End terminates.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 96 of Amendment No. 1.

U.S. Securities and Exchange Commission

May 1, 2015

Properties Under Development, page 86

11.	Please consider providing disclosure that briefly describes the scope of the development, the anticipated completion date, the costs incurred to date and budgeted costs.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 94 of Amendment No. 1.

Diversification by Geography, page 88

12.	We note that you have included the JV Properties in your geographic diversification table. Please present the JV Properties’ geographic diversion separately from the Acquired Properties.

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 96 through 99 of Amendment No. 1.

Lease Expirations, page 89

13.	Please include a schedule of lease expirations for your JV Properties or advise.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 100 of Amendment No. 1.

14.	We note your disclosure in footnote (d) on page 90. Please tell us why you have excluded the leased property in Clive, IA from the schedule of lease expirations.

Response: The property in Clive, IA has been excluded from the schedule of lease expirations because it is sub-leased by SHC. In response to the Staff’s comment, the Company has updated the disclosure on page 99 of Amendment No. 1.

Draft Tax Opinion

15.	We note that counsel has examined a Representation Letter from the Company and that it assumes that the statements and representations contained therein are complete and correct. Please have counsel revise to clarify that such assumption is limited to factual matters only or advise.

Response: In response to the Staff’s comment, the Company has revised the draft tax opinion, which is re-filed as an exhibit to Amendment No. 1.

U.S. Securities and Exchange Commission

May 1, 2015

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If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1352 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Robin Panovka

Robin Panovka

Enclosures

cc:	Robert A. Riecker, Seritage Growth Properties